Form 4/A

1.   Name and Address of Reporting Person -
     Peter R. Kellogg
     C/O Spear, Leeds & Kellogg
     120 Broadway
     New York, New York 10271
2.   Issuer Name and Ticker or Trading Symbol - The Advest
     Group, Inc. ("ADV")
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year - August, 2000
5.   If Amendment, Date of Original (Month/Year) September,
     2000
6. Relationship of Reporting Person to Issuer - 10% Owner and Director

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock $.01 Par Value
2.   Transaction Date. -- August 1, 2000
3.   Transaction Code -- J(1).
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 49. (Earned shares under the Director's Equity Plan for the quarter ending June 30, 2000.)
          (A)  or (D) = A.
          Price 0.0000
2.      Transaction Date. -- August 24, 2000
3.      Transaction Code -- J(2).
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 50,000.  (Shares received as a charitable
          contribution)
          (A)  or (D) = A.
          Price 0.0000
2.   Transaction Date. -- August 24, 2000
3.   Transaction Code -- J(3)
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 50,000
          (A) or (D) = N/A (Securities were Transferred (T)
          from Peter Kellogg to the Peter R. and Cynthia K.
          Kellogg Foundation).
          Price 0.0000.
5    Amount of Securities Beneficially Owned at End of Month
     = 450,112 (112 shares are earned shares under the Director's Equity Plan for the quarters ending March 31, and June 30, 2000 and are held in escrow.)
6    Ownership Form -- (D).
7    Nature of Indirect Beneficial Ownership -- N/A.
5.     Amount of Securities Beneficially Owned at End of
  Month
     = 910,000.
6.     Ownership Form -- (I).
7. Nature of Indirect Beneficial Ownership -- I.A.T. Reinsurance Syndicate Ltd., a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock.
     Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of Month
     = 100,000.
6.   Ownership Form -- (I).
7.   Nature of Indirect Beneficial Ownership -- Cynthia
     Kellogg, Mr. Kellogg's spouse. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of Month
     = 100,000.
6.   Ownership Form -- (I).
7. Nature of Indirect Beneficial Ownership -- Peter R. and Cynthia K. Kellogg Foundation. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of Month
     = 20,000.
6.   Ownership Form -- (I).
7. Nature of Indirect Beneficial Ownership -- J.C. Kellogg Foundation, a non-profit organization of which Mr. Kellogg is a trustee.
5.   Amount of Securities Beneficially Owned at End of Month
     = 34,500.
6.   Ownership Form -- (I).
7.   Nature of Indirect Beneficial Ownership -- Spear, Leeds
     & Kellogg, a New York limited partnership of which Mr. Kellogg is a Senior Managing Director. Mr. Kellogg disclaims beneficial ownership of these shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security--2000 Non-Employee
   Director Stock Option Plan.
2.   Conversion or Exercise Price of Derivative Security--
   $17.75.
3. Transaction Date--March 2, 2000.
4. Transaction Code(A) (V) and (J(4)).
5. Number of Derivative Securities Acquired (A) or Disposed
  (D) -- 2,500 (A).
6.   Date Exercisable -- September 2, 2002 and Expiration
  Date -- March 1, 2005.
7. Title and Amount of Underlying Securities--Common Stock,
   2,500 shares.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Year: 2,500.
10.Ownership Form of Derivative Security -- (D).
11.Nature of Indirect Beneficial Ownership            N/A.

J(1) Earned shares under the Director's Equity Plan for the quarter ending June 30, 2000.
J(2) These shares were received as a charitable contribution for the Peter R. and Cynthia K. Kellogg Foundation.
J(3) Peter Kellogg transferred 50,000 shares that he beneficially owned to the Peter R. and Cynthia K. Kellogg Foundation. Mr. Kellogg disclaims beneficial ownership of these shares.
J(4) Grant of option to purchase shares of common stock under the 2000 Non-Employee Director Stock Option Plan. The options are exercisable in equal thirds, September 2, 2002, September 2, 2003 and September 2, 2004.


September 11, 2000                      Peter R. Kellogg
Date                                    Peter R. Kellogg